FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated October 24, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 24 October, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 24 October 2024
Q3 2024 Trading Statement

Exhibit 99

 Unilever Trading Statement - Third Quarter 2024

Volume-led growth, positive in all Business Groups

	Third Quarter 2024			Nine Months 2024
(unaudited)	USG	Turnover	vs 2023	USG	Turnover	vs 2023
Unilever	4.5%	€15.2bn	-%	4.3%	€46.4bn	1.3%
Beauty & Wellbeing	6.7%	€3.2bn	5.5%	7.0%	€9.8bn	5.1%
Personal Care	4.4%	€3.4bn	(5.7)%	5.2%	€10.4bn	(1.6)%
Home Care	1.9%	€3.0bn	(2.9)%	2.8%	€9.3bn	-%
Nutrition	1.5%	€3.2bn	(1.5)%	2.6%	€9.9bn	0.3%
Ice Cream	9.8%	€2.4bn	8.1%	3.6%	€7.0bn	3.9%

Third quarter highlights

●      Underlying sales growth (USG) of 4.5%, with volume growth increasing to 3.6%
●      Power Brands (>75% of turnover) leading growth with 5.4% USG and volumes up 4.3%
●      Turnover of €15.2 billion with (2.8)% impact from currency and (1.5)% from net disposals
●      2024 full year outlook unchanged with 3-5% USG and an underlying operating margin of at least 18%
●      Final tranche underway of 2024 share buyback programme of up to €1.5 billion
●      Productivity programme and separation of Ice Cream on track

Chief Executive Officer statement

"We have delivered a fourth consecutive quarter of positive, improved volume growth, with each of our Business Groups driving higher volumes year-on-year.

Underlying sales grew 4.5%, led by our Power Brands, with particularly strong performances from Dove, Liquid I.V., Comfort and Magnum. Price growth continued to moderate in line with our expectations.

We are still in the early stages of transforming our performance as we execute the Growth Action Plan at pace - focused on doing fewer things, better and with greater impact. We are starting to see the positive impact from scaling fewer, bigger innovations across our markets supported by increased brand investment. We are taking decisive actions, where we see operational or market challenges to ensure we are well positioned for consistent and improved performance. As part of the Group's overall transformation, we are implementing a comprehensive productivity programme and the separation of Ice Cream, both of which are progressing as planned.

We are on track to deliver our 2024 outlook and are confident that the steps we are taking will help to transform Unilever over time into a consistently higher performing business."

Hein Schumacher
Outlook

Our full year 2024 outlook is unchanged.

We continue to expect underlying sales growth (USG) for 2024 to be within our multi-year range of 3% to 5%, with the majority of the growth being driven by volume.

Underlying operating margin for the full year is expected to be at least 18%, with increasing investment behind our brands. We expect the year-on-year margin progression in the second half to be smaller than in the first half.

Third Quarter Review: Unilever Group

Growth
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€15.2bn	4.5%	3.6%	0.9%	0.3%	(1.8)%	(2.8)%	-%
Nine Months	€46.4bn	4.3%	2.9%	1.3%	0.4%	(1.4)%	(1.9)%	1.3%

Underlying sales growth in the third quarter was 4.5%, against the backdrop of slower market growth. Underlying volume growth (UVG) increased to 3.6% in Q3, the fourth consecutive quarter of positive and improving volume growth. All business groups achieved positive volume growth. As expected, underlying price growth continued to moderate to 0.9% in Q3.

The Power Brands performed strongly with 5.4% underlying sales growth, driven by volume growth of 4.3%. Our other brands also delivered volume growth of 1.3% in Q3, up from (1.6)% in H1.

Beauty & Wellbeing grew underlying sales 6.7%, with volume growth of 5.7%. Health & Wellbeing and Prestige Beauty combined delivered a fifteenth consecutive quarter of double-digit, volume-led growth. Strong growth in Health & Wellbeing more than offset softer growth in Prestige, reflecting the continued slowdown in the US and China beauty markets. Personal Care grew 4.4% with 3.1% from volume, driven by a strong Dove performance. Home Care underlying sales increased by 1.9%, with 3.3% volume growth more than offsetting continued negative price growth linked to commodity cost deflation. Nutrition grew underlying sales 1.5%, with muted volume growth of 0.4% amidst moderating prices and market slowdown. Ice Cream grew 9.8%, with 6.7% from volume and 2.9% from price. This improved performance reflects the continued focus on operational improvements alongside strong innovations, amplified by a weak comparator.

Developed markets (43% of Group turnover) grew underlying sales 6.9% with 6.8% from volume and 0.1% from price. Volume growth was broad-based and reflected strong growth in Beauty & Wellbeing in North America, strong growth in Home Care in Europe and a marked volume improvement in Ice Cream. As expected, price growth moderated further.

Emerging markets (57% of Group turnover) grew underlying sales 2.9%, with 1.4% from volume and 1.5% from price. India grew 2.3% with volume growth of 3.4%. Underlying price growth of (1.0)% in India lapped a one-off indirect tax benefit in the prior year, without which Q3 UPG would have been flat. Latin America grew 3.8%. This slower rate of growth reflected a decline in the laundry powders market in Brazil and low-single digit growth in Mexico after eight quarters of double-digit growth. Africa and Turkey continued to deliver double-digit growth.

China declined low-single digit with market weakness across categories and in the context of softer markets, we are transforming our go-to-market approach. South East Asia declined mid-single digit, driven by an (18)% decline in Indonesia which was only partially offset by volume-led growth in Philippines and Thailand.

We are making decisive interventions to fix our long-standing issues in Indonesia, which include removing price instability across channels and resetting stock levels in retail to what we consider optimum levels. We expect to see the benefits of the changes in Indonesia and China from the second half of 2025.

Turnover of €15.2 billion was in line with the prior year, as underlying sales growth was offset by a currency impact of (2.8)% and (1.5)% from disposals net of acquisitions.

Progress on Ice Cream separation and productivity programme

In March, we announced the separation of Ice Cream and the launch of a major productivity programme to strengthen the company and substantially improve our efficiency and effectiveness.

Separation activity is on track to complete by the end of 2025. We are progressing with the legal entity set up, the standalone operating model and the carve-out financials.

In July, we communicated internally on the changes planned within the productivity programme to simplify our business and further evolve our category-focused operating model. We have started the implementation in those countries where the consultation with the respective works councils completed.

Capital allocation

On 2 August 2024, we completed the sale of our stake in Qinyuan Group (also known as "Truliva"), which offers a range of water purification solutions to households in China, to Yong Chao Venture Capital Co., Ltd.

On 10 October 2024, we completed the sale of our Russian subsidiary to Arnest Group. The sale includes all of Unilever's business in Russia and its four factories, as well as our business in Belarus.

In February 2024, we announced a share buyback programme of up to €1.5 billion to be conducted during 2024. The first tranche of €700 million completed in August. The second tranche of up to €800 million commenced in September and will complete in December 2024.

After the quarterly interim dividend for the second quarter was raised by 3.0% to €0.4396, the quarterly interim dividend for the third quarter is maintained at this level.

Conference Call

Following the release of this trading statement on 24 October 2024 at 7:00 AM (UK time), there will be a live webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.

A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Upcoming Events

Date	Events
22 November 2024	Unilever Investor Event 2024
13 February 2025	Q4 and FY 2024 results

Third Quarter Review: Business Groups

	Third Quarter 2024				Nine Months 2024
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€15.2bn	4.5%	3.6%	0.9%	€46.4bn	4.3%	2.9%	1.3%
Beauty & Wellbeing	€3.2bn	6.7%	5.7%	0.9%	€9.8bn	7.0%	5.6%	1.3%
Personal Care	€3.4bn	4.4%	3.1%	1.3%	€10.4bn	5.2%	3.0%	2.2%
Home Care	€3.0bn	1.9%	3.3%	(1.4)%	€9.3bn	2.8%	4.2%	(1.3)%
Nutrition	€3.2bn	1.5%	0.4%	1.1%	€9.9bn	2.6%	0.1%	2.5%
Ice Cream	€2.4bn	9.8%	6.7%	2.9%	€7.0bn	3.6%	1.5%	2.1%

Beauty & Wellbeing (21% of Q3 turnover)
In Beauty & Wellbeing, we focus on three key priorities that will drive the unmissable superiority of our brands: elevating our core Hair Care and Skin Care brands to increase premiumisation; fuelling the growth of Prestige Beauty and Health & Wellbeing with selective international expansion; and continuing to strengthen our beauty and wellbeing capabilities.
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€3.2bn	6.7%	5.7%	0.9%	1.0%	-%	(2.1)%	5.5%
Nine Months	€9.8bn	7.0%	5.6%	1.3%	0.9%	(1.1)%	(1.6)%	5.1%

Beauty & Wellbeing delivered a strong performance, with underlying sales up 6.7%, driven by volume up 5.7% and price up 0.9%.

Hair Care delivered low-single digit growth with low-single digit volume growth. Dove continued to deliver volume-led growth following the first half launch of Scalp + Hair Therapy, while TRESemmé grew mid-single digit with continued success of its treatments and styling range. Our largest hair care brand, Sunsilk, grew low-single digit and Clear achieved high-single digit growth outside China, but was flat overall.

Core Skin Care grew mid-single digit led by double-digit volume growth in the United States. Dove achieved strong double-digit growth, which included the launch of High Potency Body Serums and 3-in-1 face care treatments in Brazil. Pond's grew double-digit supported by our Bright Miracle and Age Miracle face care ranges, featuring advanced technologies for clearer, more youthful skin. Vaseline continued to perform well, supported by the continued rollout of premium innovations like Radiant X and Gluta Hya, as well as the launch of Pro VitaB3 Serum-Burst Lotion in the United States.

Health & Wellbeing and Prestige Beauty combined delivered double-digit growth for the fifteenth consecutive quarter. This was led by very strong growth in Health & Wellbeing, which offset lower growth in Prestige Beauty  reflecting the continued slowdown in the United States and China beauty markets. Liquid I.V. delivered another quarter of strong double-digit growth, driven by a successful summer season and continued international expansion. Nutrafol and Olly also saw strong double-digit growth, with Olly's female health supplements performing well in China. Hourglass led Prestige growth with strong double-digit growth, driven by hero products such as Vanish Airbrush Concealer and Veil Hydrating Skin Tint, while Paula's Choice was impacted by the market slowdown.

Personal Care (22% of Q3 turnover)
In Personal Care, we focus on winning with science-led brands that deliver unmissable superiority to our consumers across Deodorants, Skin Cleansing, and Oral Care. Our priorities include developing superior technology and multi-year innovation platforms, leveraging partnerships with our customers, and expanding into premium areas and digital channels.
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€3.4bn	4.4%	3.1%	1.3%	-%	(6.3)%	(3.6)%	(5.7)%
Nine Months	€10.4bn	5.2%	3.0%	2.2%	-%	(4.4)%	(2.1)%	(1.6)%

Personal Care delivered volume-led growth with underlying sales up 4.4%, driven by volume up 3.1% and price up 1.3%.

Deodorants grew high-single digit, which was volume-led. Latin America led growth with double-digit volume, while Europe and North America saw mid-single digit increases. Dove continued to grow double-digit with strength across both core women and Dove Men+Care ranges, including our expansion into the whole body deodorants market in the first half. Axe and Rexona continued to grow, driven by the ongoing success of our fine fragrance and clinical ranges.

Skin Cleansing grew low-single digit fully driven by volume. In Europe, we achieved high-single digit growth driven by volume increases, while in the United States, we saw mid-single digit growth. Dove delivered high-single digit growth, supported by the first-half relaunch of Dove's body wash in Europe and the launch of Dove's premium body wash range infused with skincare serums in the United States. Growth was tempered by deflation in India, category declines in China, and operational challenges in Indonesia.

Oral Care grew low-single digit with mid-single digit growth in Europe partially offset by a decline in Indonesia.

Home Care (20% of Q3 turnover)
In Home Care, we focus on delivering for consumers who want superior products that are sustainable and great value. We drive growth through unmissable superiority in our biggest brands, in our key markets and across channels. We have a resilient business that spans price points and grows the market by premiumising and trading consumers up to additional benefits.
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€3.0bn	1.9%	3.3%	(1.4)%	-%	(1.2)%	(3.6)%	(2.9)%
Nine Months	€9.3bn	2.8%	4.2%	(1.3)%	-%	(0.4)%	(2.3)%	-%

Home Care underlying sales grew 1.9%, with volume growth of 3.3%, partially offset by a (1.4)% price decline.

Fabric Cleaning declined low-single digit as slightly positive volume was more than offset by low-single digit negative price. Europe led with high-single digit growth, driven by double-digit volume. Persil Wonder Wash, featuring our patented Pro-S technology designed for short cycle washes, continued to perform well and was launched in Turkey in Q3. In India, we grew high-single digit driven by strong volumes and double-digit growth in liquids led by our Surf Excel Matic and Rin ranges. Brazil saw declines in both price and volume due to a softening market and commodity deflation, particularly affecting our powders portfolio.

Home & Hygiene grew mid-single digit led by volume. Domestos grew double-digit led by momentum in our Power Foam range which expanded to new geographies including Poland and Turkey. Cif also maintained double-digit, volume-led growth.

Fabric Enhancers grew double-digit with strong volumes slightly offset by negative price. Comfort continued to deliver double-digit volume growth following the successful first-half launch of our new, Botanicals and Elixir ranges, with our patented CrystalFresh technology.

Nutrition (21% of Q3 turnover)
In Nutrition, our strategy is to deliver consistent, competitive growth by offering unmissably superior products through our biggest brands. We do this by reaching more consumers and focusing on top dishes and high consumption seasons to satisfy consumer's preferences on taste, health and sustainability; while delivering productivity and resilience in our supply chain.
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€3.2bn	1.5%	0.4%	1.1%	-%	(0.5)%	(2.5)%	(1.5)%
Nine Months	€9.9bn	2.6%	0.1%	2.5%	-%	(0.4)%	(1.9)%	0.3%

Nutrition underlying sales grew 1.5%, driven by positive price and volume.

Scratch Cooking Aids grew low-single digit, led by mid-single digit growth in Knorr. In Latin America, we achieved double-digit growth, driven by strong performance from our next generation bouillon & seasoning ranges with enhanced flavours and micronutrients. In the United States, we saw mid-single digit growth, entirely volume-driven, benefiting from social-first campaigns promoting home cooking with bouillon.

Dressings was flat with low-single digit volume offset by negative price. Hellmann's delivered low-single digit volume growth which was offset by negative price as promotional intensity increased. Flavoured mayo continued to perform well with rapid geographic expansion, including recent launches in Argentina and the Philippines.

Unilever Food Solutions grew low-single digit with positive volumes despite a slowdown in China. We continued to expand our digital selling programme and benefited from the launch of Hellmann's Professional Mayo in Europe and Brazil, specifically designed for professional kitchens.

Ice Cream (16% of Q3 turnover)
In Ice Cream, our immediate strategic priority is to expand operating profit and global market share. We will do this by building the unmissable superiority of our brands, accelerating market development in emerging markets, continuing to lead the industry on innovation and premiumisation, and by stepping up our performance and productivity. In March, we announced the planned separation of Ice Cream which we expect to be completed by the end of 2025. The separation will create a world-leading business, operating in a highly attractive category with five of the top 10 selling global ice cream brands.
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€2.4bn	9.8%	6.7%	2.9%	0.7%	-%	(2.3)%	8.1%
Nine Months	€7.0bn	3.6%	1.5%	2.1%	1.5%	-%	(1.2)%	3.9%

Ice Cream underlying sales grew 9.8%, with 6.7% from volume and 2.9% from price. This improved performance was driven by operational strengthening, including distribution gains and optimised promotional activities, alongside strong innovations. These improvements were amplified by a weak Q3 2023 comparator.

In-home grew double-digit led by double-digit volume growth in Europe. Magnum's first bite-sized innovation, Bon Bons, along with Ben & Jerry's Peaces and Yasso's Poppables, performed well. These premium micro-format innovations cater to the demand for smaller, frequent indulgences, driving growth in the Ice Cream category year-round.

Out-of-home grew high-single digit with positive volume and price growth. Magnum achieved double-digit growth, with continued strong performance of its premium 'Pleasure Express' range, featuring Euphoria, Wonder, and Chill. Ben & Jerry's and Cornetto saw high-single digit growth, supported by Cornetto's first global relaunch with enhanced formulation and new packaging.

Third Quarter Review: Geographical Areas

	Third Quarter 2024				Nine Months 2024
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€15.2bn	4.5%	3.6%	0.9%	€46.4bn	4.3%	2.9%	1.3%
Asia Pacific Africa	€6.5bn	2.5%	1.0%	1.5%	€19.9bn	3.2%	2.0%	1.2%
The Americas	€5.5bn	5.9%	4.6%	1.3%	€16.9bn	5.6%	4.1%	1.4%
Europe	€3.2bn	6.5%	7.7%	(1.0)%	€9.6bn	4.5%	2.9%	1.5%

	Third Quarter 2024				Nine Months 2024
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€8.7bn	2.9%	1.4%	1.5%	€27.0bn	4.4%	3.0%	1.3%
Developed markets	€6.5bn	6.9%	6.8%	0.1%	€19.4bn	4.1%	2.8%	1.3%
North America	€3.3bn	7.4%	6.2%	1.1%	€10.0bn	4.7%	3.4%	1.3%
Latin America	€2.2bn	3.8%	2.0%	1.7%	€6.9bn	7.0%	5.3%	1.6%

Asia Pacific Africa (43% of Q3 turnover)

Underlying sales growth was 2.5% with 1.0% from volume and 1.5% from price.

India grew 2.3% driven by volume at 3.4%. Price at (1.0)% lapped an indirect tax one-off in the 2023 base; excluding this, Q3 UPG would have been flat. Growth was led by strong volume in both Beauty & Wellbeing and Home Care. Africa and Turkey continued to grow double-digit with positive price and volume.

China declined low-single digit amidst continued weak consumer sentiment. In addition, we are resetting our go-to-market approach with higher category focus, updated channel strategies and sharper geographic choices. We appointed new leadership in China, and we will continue to build on our strong positions in core categories.

Underlying sales declined (18)% in Indonesia, primarily due to our long-standing operational issues.

We are taking significant actions in Indonesia, which include removing price instability across channels and resetting stock levels in retail to what we consider optimum levels.

We expect to see the benefits of the changes in Indonesia and China from the second half of 2025.

The Americas (36% of Q3 turnover)

Underlying sales grew 7.4% in North America with 6.2% from volume and 1.1% from price. Beauty & Wellbeing delivered double-digit, volume-led growth, driven by a strong performance in Health & Wellbeing and continued good momentum in Vaseline. Personal Care saw a balanced mid-single digit growth, supported by Dove. Nutrition grew low-single digit with positive volume and price, but reflecting a slowdown in category growth. Ice Cream contributed high-single digit volume growth and positive price supported by strong Popsicle SpongeBob and Minions innovations.

Underlying sales in Latin America decelerated to 3.8% with 2.0% volume and 1.7% price. Beauty & Wellbeing and Personal Care grew high-single digit with positive price and volume, led by double-digit volume growth in Deodorants and Skin Care. Home Care declined low-single digit, adversely affected by a slowdown in Brazil powders' market. Nutrition grew mid-single digit with a strong performance from Knorr. Ice Cream declined low-single digit driven by adverse weather conditions in the region. Brazil grew low-single digit with strong growth from Beauty & Wellbeing and Personal Care. Mexico experienced low-single digit growth as pricing and volumes began to normalise after double-digit growth over the previous eight quarters. Despite ongoing economic adjustments in Argentina and continued hyperinflationary pricing, we delivered positive volume growth.

Europe (21% of Q3 turnover)

Underlying sales grew 6.5% with volume growth of 7.7% partially offset by negative price of (1.0)%. Our stepped-up performance in Europe was underpinned by a strong innovation programme and increased levels of brand investment. Ice Cream and Home Care delivered double-digit, volume-led growth, while Personal Care grew mid-single digit, led by another quarter of strong volume growth in Deodorants. Nutrition was slightly positive. Growth was broad-based in Europe, with all major markets delivering positive volume growth in the quarter.

Dividends

The Board has declared a quarterly interim dividend for Q3 2024 of £0.3663 per Unilever PLC ordinary share or €0.4396 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 22 October 2024.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3663
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4396
Per Unilever PLC American Depositary Receipt:	US$0.4755

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 22 October 2024.

US dollar cheques for the quarterly interim dividend will be mailed on 06 December 2024 to holders of record at the close of business on 08 November 2024.

The quarterly dividend calendar for the remainder of 2024 will be as follows:

	Announcement Date	Ex-dividend Date for Ordinary Shares	Ex-dividend Date for ADRs	Record Date	Payment Date
Q3 2024 Dividend	24 October 2024	07 November 2024	08 November 2024	08 November 2024	06 December 2024

Segment Information - Business Groups

(unaudited)
Third Quarter	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2023	3,106	3,597	3,084	3,250	2,205	15,242
2024	3,276	3,393	2,993	3,201	2,383	15,246
Change (%)	5.5	(5.7)	(2.9)	(1.5)	8.1	-
Impact of:
Acquisitions (%)	1.0	-	-	-	0.7	0.3
Disposals (%)	-	(6.3)	(1.2)	(0.5)	-	(1.8)
Currency-related items (%), of which:	(2.1)	(3.6)	(3.6)	(2.5)	(2.3)	(2.8)
Exchange rates changes (%)	(3.7)	(5.3)	(6.6)	(4.4)	(4.4)	(4.9)
Extreme price growth in hyperinflationary markets*	1.7	1.8	3.2	2.0	2.2	2.2
Underlying sales growth (%)	6.7	4.4	1.9	1.5	9.8	4.5
Price* (%)	0.9	1.3	(1.4)	1.1	2.9	0.9
Volume (%)	5.7	3.1	3.3	0.4	6.7	3.6

Nine Months	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2023	9,343	10,515	9,325	9,861	6,733	45,777
2024	9,817	10,349	9,326	9,890	6,996	46,378
Change (%)	5.1	(1.6)	-	0.3	3.9	1.3
Impact of:
Acquisitions (%)	0.9	-	-	-	1.5	0.4
Disposals (%)	(1.1)	(4.4)	(0.4)	(0.4)	-	(1.4)
Currency-related items (%), of which:	(1.6)	(2.1)	(2.3)	(1.9)	(1.2)	(1.9)
Exchange rates changes (%)	(3.2)	(3.9)	(5.5)	(3.6)	(3.2)	(3.9)
Extreme price growth in hyperinflationary markets*	1.6	1.9	3.3	1.8	2.1	2.1
Underlying sales growth (%)	7.0	5.2	2.8	2.6	3.6	4.3
Price* (%)	1.3	2.2	(1.3)	2.5	2.1	1.3
Volume (%)	5.6	3.0	4.2	0.1	1.5	2.9

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Segment Information - Geographical Areas

(unaudited)
Third Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2023	6,600	5,525	3,117	15,242
2024	6,493	5,478	3,275	15,246
Change (%)	(1.6)	(0.9)	5.1	-
Impact of:
Acquisitions (%)	-	0.9	-	0.3
Disposals (%)	(0.9)	(3.1)	(1.8)	(1.8)
Currency-related items (%), of which:	(3.2)	(4.3)	0.4	(2.8)
Exchange rates changes (%)	(4.7)	(8.1)	0.4	(4.9)
Extreme price growth in hyperinflationary markets*	1.6	4.2	-	2.2
Underlying sales growth (%)	2.5	5.9	6.5	4.5
Price* (%)	1.5	1.3	(1.0)	0.9
Volume (%)	1.0	4.6	7.7	3.6

Nine Months	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2023	20,141	16,467	9,169	45,777
2024	19,869	16,950	9,559	46,378
Change (%)	(1.3)	2.9	4.3	1.3
Impact of:
Acquisitions (%)	-	1.1	-	0.4
Disposals (%)	(0.5)	(2.9)	(0.8)	(1.4)
Currency-related items (%), of which:	(3.9)	(0.7)	0.6	(1.9)
Exchange rates changes (%)	(5.4)	(4.6)	0.6	(3.9)
Extreme price growth in hyperinflationary markets*	1.5	4.1	-	2.1
Underlying sales growth (%)	3.2	5.6	4.5	4.3
Price* (%)	1.2	1.4	1.5	1.3
Volume (%)	2.0	4.1	2.9	2.9

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Non - GAAP measures

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 9 and 10.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 9 and 10.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 9 and 10.

Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the 'Group'). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms, and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's acceleration of its Growth Action Plan, Unilever's portfolio optimisation towards global or scalable brands, the capabilities and potential of such brands, the various aspects of the separation of Ice Cream and its future operational model, strategy, growth potential, performance and returns, Unilever's productivity programme, its impacts and cost savings over the next three years and operation dis-synergies from the separation of Ice Cream, the Group's emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's ability to successfully separate Ice Cream and realise the anticipated benefits of the separation; Unilever's ability to successfully execute and consummate its productivity programme in line with expected costs to achieve expected savings; Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023.

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 78 2527 3767	lucila.zambrano@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com
NL	+31 62 191 3705	kiran.hofker@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com

After the conference call on 24 October 2024 at 8:00 AM (UK time), the webcast of the presentation will be available at: www.unilever.com/investor-relations/results-and-presentations/latest-results.

This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.